EXHIBIT 99.1

Notice of Determination of Number of New Shares to be Issued Through Third-Party Allotment

Note: This press release does not constitute an offer of any securities for sale. This press release has been prepared for the purpose of publicly announcing that the Company has determined matters relating to the issuance of new shares and the secondary offering of its shares and not for the purpose of soliciting investment or engaging in any other similar activities. This press release is not an offer of securities for sale in the United States. The securities referred to above have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the "Securities Act"). The securities may not be offered or sold in the United States absent registration or an exemption from registration under the Securities Act.

TOKYO, August 1, 2013 (GLOBE NEWSWIRE) -- Internet Initiative Japan Inc. ("IIJ", the "Company", "we") (Nasdaq:IIJI) (TSE:3774) today announces that, in connection with the issuance of new shares by way of third party allotment (the "Issuance through Third-Party Allotment") resolved simultaneously with both the issuance of new shares by way of primary offering (the "Public Offering") and the secondary offering of shares by way of over-allotment at the meeting of the Board of Directors held on July 2, 2013, IIJ has been notified by the allottee that it will subscribe to all of the new shares that IIJ plans to issue, as set forth below.

1. Number of Shares to be Issued	700,000 shares
(Number of shares scheduled to be issued: 700,000)
2. Total Amount to be Paid	JPY2,245,600,000
JPY3,208 per share
3. Amount of Increase in Stated Capital	JPY1,122,800,000
JPY1,604 per share
4. Amount of Increase in Additional Paid-in Capital	JPY1,122,800,000
JPY1,604 per share
5. Subscription Period (Subscription Date)(in Japan)	Friday, August 2, 2013
6. Payment Date (in Japan)	Monday, August 5, 2013

<For References>

1. The Issuance through Third-Party Allotment was resolved simultaneously with both the issuance of new shares by way of the Public Offering and the secondary offering of shares by way of over-allotment at the meeting of the Board of Directors held on July 2, 2013.

For more information about the Issuance through Third-Party Allotment, please refer to our press releases entitled "Notice Concerning Issuance of New Shares and Secondary Offering of Shares in Japan" dated July 2, 2013 and "Notice of Issue Price and Selling Price for Offering in Japan" dated July 10, 2013.

2. Change in the total number of issued shares as a result of the Issuance through Third-Party Allotment

Total number of issued shares at present, as of July 31, 2013	45,997,800
Increase in the number of shares as a result of the Issuance through Third-Party Allotment	700,000
Total number of issued shares after the Issuance through Third-Party Allotment	46,697,800

3. Use of Proceeds

Out of proceeds from the Public Offering of new shares and the Issuance through Third-Party Allotment, which are estimated to be JPY17,223,200,000 in total, JPY10,122,000,000 is planned to be used for capital investment for the Network Services and Systems Integration business by the end of March 2015, JPY5,111,200,000 is planned to be used to repay debt for network equipment leased by the end of March 2013 and to be repaid by the end of March 2015 and JPY1,990,000,000 is planned to be used to repay debt to be repaid by August 2014. For more information, please refer to our press release entitled "Notice Concerning Issuance of New Shares and Secondary Offering of Shares in Japan" on July 2, 2013.

Note: This press release does not constitute an offer of any securities for sale. This press release has been prepared for the purpose of publicly announcing that the Company has determined matters relating to the issuance of new shares and the secondary offering of its shares and not for the purpose of soliciting investment or engaging in any other similar activities. This press release is not an offer of securities for sale in the United States. The securities referred to above have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the "Securities Act"). The securities may not be offered or sold in the United States absent registration or an exemption from registration under the Securities Act.

About IIJ

Founded in 1992, Internet Initiative Japan Inc. is one of Japan's leading Internet-access and comprehensive network solutions providers. IIJ and its group companies provide total network solutions that mainly cater to high-end corporate customers. The company's services include high-quality systems integration security services, Internet access, and cloud computing. Moreover, the company has built one of the largest Internet backbone networks in Japan that is connected to the United States and the United Kingdom. IIJ listed on NASDAQ in 1999 and on the First Section of the Tokyo Stock Exchange in 2006. For more information about IIJ, visit the IIJ Web site at http://www.iij.ad.jp/en/.

The statements within this release contain forward-looking statements about our future plans that involve risk and uncertainty. These statements may differ materially from actual future events or results. Readers are referred to the documents furnished by Internet Initiative Japan Inc. with the SEC, specifically the most recent reports on Forms 20-F and 6-K, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements.

CONTACT: For inquiries, contact:
         IIJ Investor Relations
         Tel: +81-3-5259-6500  E-mail: ir@iij.ad.jp
         URL: http://www.iij.ad.jp/en/ir